FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: May 11, 2006

1. Full Year Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

2. Restatement of Consolidated Financial Statements of NEC Corporation

3. Announcement Regarding Partial Amendments to the Articles of Incorporation

4. Announcement Regarding Issue of Stock Acquisition Rights for Stock Option Plan

May 11, 2006

Full Year Consolidated Financial Results for the Fiscal Year Ended

March 31, 2006

I. Consolidated Financial Results

	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005 [Restated]	Change
	In billions of yen	In billions of yen	%
Net sales	4,824.9	4,801.7	+0.5
Operating income	95.4	141.9	-32.7
Income from continuing operations before income taxes	83.3	145.1	-42.6
Net income	12.1	77.2	-84.3

	Yen	Yen	Yen
Net income per share:
Basic	6.05	39.62	-33.57
Diluted	5.78	36.37	-30.59

	In billions of yen	In billions of yen	%
Total assets	3,895.8	3,982.5	-2.2
Number of employees	154,180	154,001	—

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2.	“Operating income” set forth above is a measure commonly used by other Japanese companies that report their financial results in accordance with generally accepted accounting financial reporting practices in Japan. “Operating income” is calculated by deducting cost of sales and selling, general and administrative expenses from net sales. Management believes this measure is useful to investors in comparing NEC’s results of operations to those of other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of operating income.

3.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of March 31, 2006	As of March 31, 2005 [Restated]
Consolidated subsidiaries	356	317
Affiliated companies accounted for by the equity method	68	69

4.	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.

5.	NEC adopted the Financial Accounting Standards Board (“FASB”) Interpretation No.47 (“FIN47”), “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, at March 31, 2006.

6.	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

II. Management Policy

1. Fundamental Management Policy

Information technology (“IT”) and network technology have become indispensable to our daily lives, enterprises, and national and local governments. In addition, various convergences are now occurring, such as the convergence of IT and network technologies. Due to such convergences and advancements in broadband (high speed, large capacity networks and related services) and mobile (accessibility via mobile information terminals) technology, a “ubiquitous networked society” is being realized, in which necessary information can be exchanged anytime, anywhere through various information and telecommunication devices. Furthermore, companies are beginning to construct next-generation networks (“NGNs”) to enable higher-speed, more convenient, and safer and more secure network environments, aiming to create new services integrating telecommunications with financial services or broadcasting. The combination and integration of IT and network technologies is key to realizing these kinds of networks and services.

In order to enable individuals to spend safe, happy and rich lives, and corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation for “improved customer satisfaction.”

In addition to its IT Solutions and Network Solutions businesses, the NEC Group also aims to provide solutions of true value for its customers and to contribute to the realization of a “ubiquitous networked society” through its Electron Devices business, including semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders including its shareholders, customers, and employees.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC expects to pay an annual dividend of 6 yen per common share for the full year ended March 31, 2006 (including an interim dividend of 3 yen per common share).

In addition, regarding the fundamental policy for dividend distribution, in response to the recent enforcement of the new Company Law in Japan NEC is planning to amend its Articles of Incorporation at its Annual General Meeting of Shareholders to be held in June 2006, to enable a more flexible distribution of the surplus dividend through resolutions of the Board of Directors. Furthermore, there will be no change to NEC’s dividend system after the Company Law becomes effective. Dividends will be paid twice annually, with the record dates of March 31 and September 30, as in the past.

3. Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transaction will entail a substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC’s financial condition.

4. Mid- to Long-Term Business Strategy

Positioning “Integrated IT/Network Solutions” and “Semiconductor Solutions” as its core business domains, the NEC Group strives to enhance its corporate value by pursuing business and technology synergies between these domains while allowing them to develop their respective strategies in accordance with their individual business characteristics.

The NEC Group set forth its mid-term growth strategy in October 2003, and has been implementing the strategy since that time. By leveraging the advanced, world-leading broadband and mobile infrastructure available in the Japanese market into overseas markets, the NEC Group aims to create and acquire new growth opportunities in the upcoming, full-scale ubiquitous networked society.

Outline of Mid-Term Growth Strategy in Integrated IT/Network Domain

1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on systems integration (“SI”) services

(2)	Expanding the network solutions business through integration with IT business

(3)	Revitalizing the product business

2.	Capturing New Growth Opportunities

(1)	Expanding global business

(2)	Strengthening measures to prepare for an upcoming, full-scale “ubiquitous networked society” in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Recently, the NEC Group has been confronted with certain issues that need to be addressed, such as the rapidly changing business environment starting with accelerating competition in the Japanese mobile handset market, increasing capital requirements, and complexity relating to new technology development. On the other hand, the NEC Group is presented with new business opportunities arising from the shift to NGNs and increasing demands for software/services in various areas.

The NEC Group is enhancing its capabilities to respond to these market conditions, striving to focus on rapidly growing areas in IT/Network solutions markets, and endeavoring to achieve performance recovery of its mobile handset and semiconductor businesses. Furthermore, the NEC Group is pursuing global expansion with a focus on IT/Network solutions businesses and aims to accomplish mid-term growth.

5. Challenges to Be Addressed by NEC Group

In Japan, broadband and mobile infrastructures are expanding significantly. Drastic changes in consumer behavior have led to rapid growth and expansion of the e-commerce market for individual consumers, in particular the “mobile commerce market” that utilizes mobile handsets. In addition, with the expansion of these markets, new services have emerged that integrate telecommunications with financial services or broadcasting, such as the addition of e-money and credit card functions to mobile handsets and the start of what is referred to as “one segment broadcasting.”

We are approaching the realization of a true “ubiquitous networked society” in which communication via phone or e-mail is possible anytime, anywhere, enabling the use of a variety of services and the exchange of information, and accelerated development in this field is anticipated. At the same time, companies are increasingly taking measures to strengthen the systems that act as their service platforms in order to respond promptly and precisely to diversifying market needs. One of these initiatives entails the construction of NGNs based on internet protocol technology and platforms that provide integrated services linked with NGNs by domestic telecommunications and service carriers.

Taking advantage of the changes in this business environment, the NEC Group will strive to achieve growth by offering total solutions, leveraging its world-class technological excellence in the fields of IT, networks and electron devices.

As part of its strategy, the NEC Group will provide IT/network solutions that incorporate leading technology including electron devices and IT/network platform technology. The NEC Group will take an active role in creating new businesses and markets by (1) aiding its customers to utilize information communication technology strategically, and enhancing the reliability and stability of information systems that are already fundamental to society, and (2) providing platforms that enable flexible and timely response to diversifying service content.

In addition, the NEC Group will strive to create products and solutions that are competitive by strengthening its value chain (the process flow from product planning, development, and design to manufacturing and maintenance), thereby promoting the accumulation of technology within the NEC Group and enhancement of its development structure for key components.

Furthermore, to strengthen measures for growth, the NEC Group will increase its global expansion focusing on its IT/network solutions business. It will also strive for an early recovery of the mobile handset business by promoting structural reform of its overseas business and efficiency in development activities, and of the semiconductor business by strengthening its sales efforts and strategic alliances.

By continuously pursuing its business strategies, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability.

In addition, the NEC Group is aware of the seriousness of the false transactions carried out by an employee of an NEC subsidiary, which were announced in March, 2006. In order to prevent such incidents from recurring in the future, NEC will manage its internal control systems more strictly within NEC Corporation and NEC Group companies, enforce additional cross check functions, and strengthen the level of cooperation with the statutory auditors and internal auditing divisions of NEC Group companies for more effective internal audits. Furthermore, NEC is committed to preventing such incidents by further emphasizing legal compliance by the executives and employees of NEC Corporation and NEC Group Companies through compliance seminars and educational training.

III. Business & Financial Review

1. Business Results

<1> Overview of the fiscal year ended March 31, 2006, and outlook for the fiscal year ending March 31, 2007

In March 2006, NEC announced the results of an investigation into false transactions carried out by an employee of an NEC subsidiary. NEC deeply regrets that such transactions occurred at one of its subsidiaries, and would like to sincerely apologize to all concerned people for any inconvenience or confusion it may cause. In connection with this incident, NEC has restated its consolidated financial results for past fiscal years in accordance with U.S. GAAP. Within the consolidated financial results for the fiscal year ended March 31, 2006, comparisons with the previous fiscal year set forth under “Overview of the fiscal year ended March 31, 2006,” “Results by business segments” and “Financial condition” are based on restated figures.

During the fiscal year ended March 31, 2006, the global economy was generally healthy with continuing stable growth in the U.S. as well as sustained continuous high growth in newly industrializing countries such as China and Russia. The Japanese economy experienced steady growth in capital expenditures and consumer spending, and in the second half of the fiscal year, exports began to recover, leading to growth in both domestic and foreign demand.

In the midst of this business environment, the NEC Group implemented the measures discussed below during the fiscal year ended March 31, 2006, and strengthened its structure to pursue growth of the NEC Group.

First of all, as a measure to strengthen its market productivity and business execution capabilities, NEC made NEC Soft, Ltd. and NEC System Technologies, Ltd. wholly-owned subsidiaries of NEC in order to strengthen the system construction and software development capabilities of the entire NEC Group. Through this measure, NEC aimed to enhance collaboration within the NEC Group in the areas of SI and software businesses, thereby increasing the NEC Group’s profitability and strengthening its ability to provide solutions to its customers. NEC also decided to make NEC Infrontia Corporation its wholly-owned subsidiary in order to strengthen the enterprise network solutions business, and to achieve this objective, in February 2006, NEC entered into a stock-for-stock exchange agreement with NEC Infrontia Corporation. In the area of hardware development, NEC concentrated on hardware development in the area of IT/Network Integration, such as NGNs for telecommunications/service carriers, as this business area is expected to be a source of future growth for the NEC Group.

With respect to structural business reform, the NEC Group focused on strengthening NEC’s business platform through total process innovation, including initiatives to strengthen manufacturing. Production innovation, which previously had been focused on hardware, was expanded to the areas of software and system development. Furthermore, NEC promoted more effective coordination of the value chain (the process flow from product planning, development, and design to manufacturing and maintenance) within the NEC Group through measures such as in-house production of core parts in an effort to build a structure that will enable each company in the NEC Group to realize its maximum potential.

With an eye toward expanding its global business, NEC advanced collaboration and alliances with overseas companies in the fields of servers and enterprise telecommunications systems. At the same time, in an effort to select and focus its key businesses, NEC transferred its shares in NEC Machinery Corporation and Anelva Corporation to Canon Inc. and reached an agreement with Sony Corporation to establish an alliance in the optical disc drive business.

Consolidated net sales for the fiscal year ended March 31, 2006 were 4,824.9 billion yen, an increase of 23.2 billion yen (0.5%) as compared with the previous fiscal year. The increase was mainly due to a significant increase in sales of mobile communications systems, an increase in sales of personal computers, and the fact that an affiliated company accounted for by the equity method which engages in the manufacture and sale of monitors became a consolidated subsidiary of NEC. These increased sales were partially offset by a decrease in sales of mobile handsets outside of Japan due to unit price declines, and a decrease in sales of semiconductors for telecommunications equipment such as mobile handsets.

Consolidated income from continuing operations before income taxes (*note) for the fiscal year ended March 31, 2006 amounted to 83.3 billion yen, a decrease of 61.8 billion yen (42.6%) as compared with the previous fiscal year. The decrease was principally due to a fall in sales of mobile phone handsets and semiconductors, and an increase in development costs, despite an improvement in profitability in mobile communications systems. In addition, consolidated net income for the fiscal year ended March 31, 2006 was 12.1 billion yen, a decrease of 65.1 billion yen (84.3%) as compared with the previous fiscal year. The decrease was mainly due to the decrease in income from continuing operations before income taxes.

Note*

In accordance with U.S. GAAP, NEC has stated net income from discontinued operations, net of tax for the fiscal year ended March 31, 2006 separately from consolidated income from continuing operations before income taxes to reflect the transfer of shares of NEC Machinery Corporation and Anelva Corporation.

For the fiscal year ending March 31, 2007, NEC projects consolidated net sales of 4,900.0 billion yen, an increase of 1.6% as compared with the fiscal year ended March 31, 2006, expecting continuing steady demand in the area of SI/services, growth in the area of broadband, and recovery in the performance of the Electron Devices business. NEC is targeting consolidated operating income of 130.0 billion yen through an increase in consolidated net sales and further promotion of cost reduction. In addition, NEC is targeting consolidated net income of 50.0 billion yen through an increase in consolidated operating income.

Consolidated	Target for fiscal year ending March 31, 2007	Comparison with fiscal year ended March 31, 2006
	In billions of yen
Net sales	4,900.0	+1.6%
Operating income	130.0	+34.6 billion yen
Income from continuing operations before income taxes	100.0	+16.7 billion yen
Net income	50.0	+37.9 billion yen

Non-consolidated	Target for fiscal year ending March 31, 2007	Comparison with fiscal year ended March 31, 2006
	In billions of yen
Net sales	2,280.0	-3.8%
Ordinary income	50.0	+22.4 billion yen
Net income	40.0	-1.9 billion yen

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profits of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT Solutions Business

Sales:	2,174.6 billion yen (+0.3%)
Segment profit:	81.8 billion yen (-24.3 billion yen)

Sales of the IT Solutions business for the fiscal year ended March 31, 2006 amounted to 2,174.6 billion yen, an amount almost equivalent to that of the previous fiscal year.

Net sales by products and services were as follows:

In the area of personal solutions business, due to an increase in sales of personal computers, sales amounted to 749.5 billion yen, an increase of 3.5% as compared with the previous fiscal year. In the area of SI (hereafter “SI/services”), sales amounted to 832.4 billion yen, an amount almost equivalent to that of the previous fiscal year. In contrast, in the area of computer platforms, due to a decrease in sales of optical disc drivers, sales amounted to 489.9 billion yen, a decrease of 2.0% as compared with the previous fiscal year. In the area of software, due to a particularly large order in the previous fiscal year, sales amounted to 102.8 billion yen, a decrease of 3.8% as compared with the previous fiscal year.

Regarding profitability, as a result of intensified price competition and aggravation of profitability in personal computer business resulting from an increase in cost due to a weak yen rate, segment profit decreased by 24.3 billion yen as compared with the previous fiscal year, amounting to 81.8 billion yen.

Network Solutions Business

Sales:	1,786.2 billion yen (-4.8%)
Segment profit:	62.0 billion yen (+20.5 billion yen)

Sales of the Network Solutions business for the fiscal year ended March 31, 2006 decreased by 4.8% as compared with the previous fiscal year, amounting to 1,786.2 billion yen.

Net sales by products and services were as follows:

In the area of fixed-line communication systems (hereafter “broadband”), due to a decrease in domestic sales principally caused by large orders acquired in the previous fiscal year, sales decreased by 3.6% as compared with the previous fiscal year, amounting to 592.2 billion yen. In the mobile area, although sales of mobile communication systems (hereafter “mobile infrastructure”) increased due to the launch of new services by domestic telecommunication carriers and favorable capital expenditure for network expansion in Japan and overseas, sales of mobile handsets decreased significantly due to severe competition in Japan and overseas. As a result, sales in the mobile area overall decreased by 8.9% as compared with the previous fiscal year, and amounted to 916.1 billion yen. In the area of social infrastructure, due to an increase in sales of digital terrestrial broadcasting infrastructure, sales amounted to 277.9 billion yen, an increase of 8.8% as compared with the previous fiscal year.

Segment profit increased by 20.5 billion yen as compared with the previous fiscal year, and amounted to 62.0 billion yen. This was mainly due to an increase in sales and improved profitability owing to production innovation in the mobile infrastructure business.

Electron Devices Business

Sales:	808.4 billion yen (-7.0%)
Segment loss:	-25.5 billion yen (-58.9 billion yen)

Sales of the Electron Devices business for the fiscal year ended March 31, 2006 amounted to 808.4 billion yen, a decrease of 7.0% as compared with the previous fiscal year.

Net sales by products and services were as follows:

In the area of semiconductors, sales decreased by 8.8% as compared with the previous fiscal year, and amounted to 646.0 billion yen. This was mainly due to a significant decrease in sales of semiconductors for telecommunications equipment, including mobile handsets. In the display area, sales amounted to 64.6 billion yen, a decrease of 6.2% as compared with the previous fiscal year. Although sales of color liquid crystal displays for industrial use were steady, this decrease was mainly due to the transfer of the plasma display business in the first half of the previous fiscal year. In the area of electronic components and others, sales amounted to 97.8 billion yen, an increase of 6.1% as compared with the previous fiscal year.

Regarding profitability, despite measures for improved productivity and cost efficiency, due to a significant decrease in sales and drop in unit price, the Electron Devices business recorded segment loss of 25.5 billion yen, a worsening of 58.9 billion yen as compared with the previous fiscal year.

<3> Subsequent Event

On May 1, 2006, NEC made NEC Infrontia Corporation a wholly-owned subsidiary of NEC in accordance with the stock-for-stock exchange agreement, and issued 33,630,520 new shares to the shareholders of NEC Infrontia Corporation (excluding NEC) with the exchange ratio of 0.774 shares in NEC for one (1) share in NEC Infrontia Corporation.

Note*

The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

2. Financial Condition

Net cash provided by operating activities was 236.9 billion yen, an improvement of 72.6 billion yen as compared with the previous fiscal year. This was mainly due to a decrease in the payment of notes and accounts payable as compared with the previous fiscal year.

Net cash used in investing activities was 83.5 billion yen, an improvement of 50.8 billion yen as compared with the previous fiscal year. This was mainly due to a decrease in capital expenditure payments for semiconductors as compared with the previous fiscal year, and the fact that the only tender offer was for NEC Infrontia Corporation, as compared to the tender offers for NEC Soft, Ltd. and NEC System Technologies, Ltd. and the acquisition of ABeam Consulting, Ltd. in the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash inflows of 153.4 billion yen, an improvement of 123.4 billion yen as compared with the previous fiscal year.

Net cash used in financing activities was 210.0 billion yen, due mainly to the redemption of bonds and the payment of dividends. As a result, cash and cash equivalents as of March 31, 2006 amounted to 455.9 billion yen, a decrease of 46.7 billion yen as compared with the end of the previous fiscal year.

The balance of interest-bearing debt amounted to 966.5 billion yen as of March 31, 2006, a reduction of 208.1 billion yen as compared with the end of the previous fiscal year, as a result of the implementation of continual reduction measures. Debt-equity ratio as of March 31, 2006 was 1.08 (an improvement of 0.51 points as compared with the end of the previous fiscal year).

The balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 510.6 billion yen as of March 31, 2006, a reduction of 161.4 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio was 0.57 as of March 31, 2006 (an improvement of 0.34 points as compared with the end of the previous fiscal year).

	End of Fiscal Year 2004	End of Fiscal Year 2005	End of Fiscal Year 2006
Shareholders’ equity ratio	15.8%	18.5%	22.9%
Shareholders’ equity ratio on market value basis	40.4%	31.3%	42.3%
Redemption years	4.0 years	7.2 years	4.5 years
Interest coverage ratio	12.6	8.9	14.4

Calculation methods for each of the above indices:

Shareholders’ equity ratio:

Shareholders’ equity at the end of each fiscal year / total assets at the end of each fiscal year

Shareholders’ equity ratio on market value basis:

Aggregated market value of shares at the end of each fiscal year / total assets at the end of each fiscal year

Redemption years:

Average balance of interest-bearing debt / cash flows from operating activities

*	Average balance of interest-bearing debt = (balance of interest-bearing debt at the beginning of the fiscal year + balance of interest-bearing debt at the end of the fiscal year) / 2

Interest coverage ratio:

Cash flows from operating activities / interest expense

Note*

The consolidated financial results for the past fiscal years were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures for the past fiscal years are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the past fiscal years after the aforementioned audit is complete.

IV. Risk Factors

The NEC Group’s business is subject to many risks. The principal risks affecting the NEC Group’s business are described briefly below.

<1> Intense Competition

The NEC Group is subject to intense competition in many of the markets in which it operates from various competitors ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which the NEC Group operates increases the risk that the NEC Group’s products and services will become subject to intense price competition.

<2> Risk Related to Production Process

The computer, communications, semiconductor, and other markets in which the NEC Group operates are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment, and must continuously be modified to improve yields and performance. If production is interrupted by the defects, malfunction or other failure of manufacturing facilities, the NEC Group may not be able to shift production to other facilities quickly, and customers may purchase products from other suppliers. The shortage of manufacturing capacity for some products could adversely affect the NEC Group’s ability to compete. The resulting reductions in revenues and damage to customer relationships could be significant. In addition, during downturns, customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues.

<3> Risk Related to Semiconductor Business

The market for semiconductors has a highly cyclical nature called a “silicon cycle” and has suffered downturns from time to time. Downturns have been characterized by diminished demand, excess inventories, and accelerated erosion of prices. Although the NEC Group operates its business while carefully monitoring the cycle of the market, downswing of the silicon cycle may have adverse effects on its operating results.

<4> Influence of Economic Conditions

The NEC Group’s business is highly dependent on the Japanese market. If the Japanese economy becomes sluggish again, there could be a significant impact on the NEC Group’s financial results. The NEC Group also depends on markets outside Japan, and its financial results are therefore subject to negative economic developments in foreign countries.

<5> Laws and Government Policies

In many of the countries in which the NEC Group operates, its business is subject to various risks associated with unexpected regulatory changes, uncertainty in the application of laws and government policies, and uncertainty relating to legal liabilities. Substantial changes in the regulatory or legal environments in which the NEC Group operates could adversely affect its business, operating results, and financial condition.

<6> Defects in Products and Services

There is a risk that defects may occur in the NEC Group’s products and services. The occurrence of these defects could make the NEC Group liable for damages caused by these defects, including consequential damages. Negative publicity concerning such defects could also discourage customers from purchasing the NEC Group’s products and services. Both could hurt the NEC Group’s business, operating results, and financial condition.

<7> Risk Related to Foreign Currency Exchange

Foreign exchange rate fluctuations may negatively impact the NEC Group’s business, operating results, and financial condition. Changes in exchange rates can affect the yen value of the NEC Group’s equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

<8> Technological Advances and Response to Customer Needs

If the NEC Group fails to keep up with rapid technological changes and changes in customers’ needs, and to offer and support new products and services in response to such changes, the NEC Group’s business, operating results and financial condition may be adversely affected. Furthermore, the development process could be lengthier than originally planned, and require the NEC Group to commit many more resources. Technology and standards may change while the NEC Group is in a development stage, rendering the NEC Group’s products obsolete or uncompetitive before their introduction.

<9> Risk Related to Intellectual Property Rights

The NEC Group depends on its proprietary technology and its ability to obtain patents, licenses, and other intellectual property rights covering its products, services, business models, and design and manufacturing processes. However, the protection afforded by the NEC Group’s intellectual property rights, such as patents, patent applications, and copyrights, may be undercut by rapid changes in technologies in the industries in which the NEC Group operates. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect the NEC Group’s technology. Effective patent, copyright, and trade-secret protection may be unavailable or limited in some countries, and the NEC Group’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. In addition, there may be cases of blatant disregard of the NEC Group’s intellectual property rights, in which inferior, pirated products damage its brand image.

<10> Legal Proceedings

From time to time, NEC Group companies are involved in various lawsuits and legal proceedings, including patent and other intellectual property infringement claims. Whether or not claims against NEC Group companies have merit, their defense may require significant resources. If an infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, the business of the NEC Group could be adversely affected.

The investigation being conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”) in regard to potential antitrust violations in the U.S. dynamic random access memory (“DRAM”) industry was resolved with respect to the NEC Group by a cooperation and non-prosecution agreement with the DOJ. However, NEC Electronics America, Inc., an indirect subsidiary of NEC (“NECELAM”) is currently subject to investigations being conducted by the Attorneys General of several states in the U.S. in connection with alleged antitrust violations among the DRAM suppliers. Furthermore, NECELAM has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. NEC and NECELAM have commenced settlement negotiations with certain customers to which they sold DRAM products in the past. In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although nothing has been resolved at this time in connection with the investigations by several state Attorneys General and the European Commission, civil lawsuits or the settlement negotiations, the NEC Group has provided an accrual for the fiscal year ended March 31, 2006 in a reasonably estimated amount under current circumstances for the civil lawsuits and settlements with the customers.

In Japan, NEC received from the Tokyo High Court a judgment to annul a decision by the Fair Trade Commission of Japan (JFTC) to issue a cease and desist order with respect to NEC’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC has filed an appeal with the Supreme Court of Japan with respect to such judgment. NEC has also attended hearings on the JFTC’s surcharge payment orders against NEC.

These and other legal proceedings are subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on the NEC Group’s business, results of operations or financial condition

<11> Risk Related to Natural Disasters

If any of the NEC Group’s facilities and buildings in Japan were to suffer catastrophic damage, it could disrupt the NEC Group’s operations, delay production and shipments, reduce revenue, and result in large losses and expenses to repair or replace the facility.

<12> Risk Related to Material Procurement

The NEC Group’s manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. Because the products that the NEC Group purchases are often complex or specialized, it may be difficult for the NEC Group to substitute one supplier for another or one product for another. Some products are only available from a limited number of suppliers or a single supplier. The NEC Group’s results of operations would be hurt if the NEC Group could not obtain adequate delivery of these supplies in a timely manner, or if the NEC Group had to pay significantly more for them. In addition, the possibility of defective raw materials, components, equipment, or other supplies could adversely affect the reliability and reputation of the NEC Group’s products.

<13> Risk Related to Potential Acquisitions and Investments

From time to time, the NEC Group exploits opportunities to expand its business through acquisitions and investments. The NEC Group, however, may not be able to achieve the benefits that it expects from a particular acquisition. The NEC Group’s business, operating results, and financial condition may suffer if it fails to allocate its resources effectively and appropriately to meet the respective requirements of both its existing businesses and any businesses it may acquire.

<14> Risk Related to Deferred Tax Assets

The NEC Group currently has deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, both of which will reduce taxable income in the future.

In the event of a deterioration in market conditions or results of operations, in which NEC determines that all or part of such deferred tax assets are unlikely to be realizable, an adjustment to deferred tax assets may be made and NEC Group’s income could be decreased for the period such adjustment was made.

<15> Risk Related to Information Management

The NEC Group possesses a voluminous amount of personal information and confidential information in connection with the operation of its business. If such information in the NEC Group’s possession is leaked or improperly accessed and subsequently misused, it could negatively affect the NEC Group’s reputation, consume financial resources to resolve the situation, and lower the NEC Group’s brand value, thereby hurting the NEC Group’s operating results.

<16> Risk Related to Fraudulent Acts and Mistakes

The NEC Group is taking action to improve and strengthen its internal control systems by such means as further documentation and improvement to the financial reporting system, and the implementation of stronger internal financial audit and internal operational audit functions. However, the NEC Group may discover possible fraudulent acts such as false financial reporting, embezzlement, or mistakes, which would require restatement of financial statements and could decrease the NEC Group’s income. For example, in March 2006, NEC announced that it had discovered certain fictitious purchases and sales that were made by an employee of an NEC subsidiary. In consideration of the impact of such fictitious transactions and other changes in the basis or assumptions for NEC’s financial statements, NEC is currently reviewing and preparing restatements of its consolidated financial statements for past fiscal years.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2006		(% of net sales)	Fiscal 2005		(% of net sales)	Increase (Decrease)		Fiscal 2006
Net sales	JPY	4,824,929	(100.0)	JPY	4,801,715	(100.0)	JPY	23,214	$41,239
Cost of sales		3,536,002	(73.3)		3,511,031	(73.1)		24,971	30,222
Selling, general and administrative expenses		1,193,501	(24.7)		1,148,834	(23.9)		44,667	10,201
Operating income		95,426	(2.0)		141,850	(3.0)		(46,424)	816

Non-operating income		57,351	(1.1)		71,152	(1.4)		(13,801)	490
Interest and dividends		10,733			9,102			1,631	92
Other		46,618			62,050			(15,432)	398
Non-operating expenses		69,472	(1.4)		67,899	(1.4)		1,573	594
Interest		16,422			18,529			(2,107)	140
Other		53,050			49,370			3,680	454

Income from continuing operations before income taxes		83,305	(1.7)		145,103	(3.0)		(61,798)	712

Provision for income taxes		98,643	(2.0)		93,652	(1.9)		4,991	842
Minority interest in income (loss) of consolidated subsidiaries		(13,421)	(-0.3)		7,955	(0.2)		(21,376)	(115)
Equity in earnings (losses) of affiliated companies		9,467	(0.2)		33,651	(0.7)		(24,184)	80

Net income from continuing operations		7,550	(0.2)		77,147	(1.6)		(69,597)	65

Net income from discontinued operations, net of tax		9,403	(0.2)		68	(0.0)		9,335	80

Net income before cumulative effect of accounting change		16,953	(0.4)		77,215	(1.6)		(60,262)	145

Cumulative effect of accounting change, net of tax		(4,816)	(-0.1)		—	—		(4,816)	(41)

Net income	JPY	12,137	(0.3)	JPY	77,215	(1.6)	JPY	(65,078)	$104

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 117 yen.

*	Comprehensive income (loss), adds net income to change in accumulated other comprehensive income (loss), were 120,576 million yen (income) and 101,058 million yen (income) for the year ended March 31, 2006 and 2005, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

*	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.

*	NEC adopted the Financial Accounting Standards Board(“FASB”) Interpretation No.47(“FIN47”), “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, at March 31, 2006. The results of adoption of FIN47 have been disclosed as “Cumulative effect of accounting change, net of tax”.

*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

CONDENSED CONSOLIDATED BALANCE SHEETS

	(In millions of yen, millions of U.S. dollars)
	March 31, 2006		March 31, 2005		Increase (Decrease)		March 31, 2006
Current assets	JPY	2,106,753	JPY	2,094,285	JPY	12,468	$18,006
Cash and cash equivalents		455,932		502,629		(46,697)	3,897
Notes and accounts receivable, trade		997,050		918,222		78,828	8,522
Inventories		461,095		489,028		(27,933)	3,941
Other current assets		192,676		184,406		8,270	1,646
Long-term assets		1,789,029		1,888,260		(99,231)	15,291

Long-term receivables, trade		11,633		9,880		1,753	99
Investments and advances		453,459		407,821		45,638	3,876
Property, plant and equipment		691,779		744,610		(52,831)	5,913
Other assets		632,158		725,949		(93,791)	5,403

Total assets	JPY	3,895,782	JPY	3,982,545	JPY	(86,763)	$33,297

Current liabilities	JPY	1,721,250	JPY	1,741,658	JPY	(20,408)	$14,711

Short-term borrowings and current portion of long-term debt		322,380		375,009		(52,629)	2,755
Notes and accounts payable, trade		865,573		848,231		17,342	7,398
Other current liabilities		533,297		518,418		14,879	4,558
Long-term liabilities		1,082,460		1,280,272		(197,812)	9,252

Long-term debt		644,151		799,654		(155,503)	5,506
Accrued pension and severance costs		368,109		435,084		(66,975)	3,146
Other		70,200		45,534		24,666	600
Minority shareholders’ equity in consolidated subsidiaries		201,192		223,659		(22,467)	1,720

Total shareholders’ equity		890,880		736,956		153,924	7,614

Common stock		337,821		337,820		1	2,887
Additional paid-in capital		500,819		455,683		45,136	4,281
Retained earnings		74,537		74,357		180	637
Accumulated other comprehensive income (loss)		(19,428)		(127,867)		108,439	(166)
Treasury stock		(2,869)		(3,037)		168	(25)

Total liabilities and shareholders’ equity	JPY	3,895,782	JPY	3,982,545	JPY	(86,763)	$33,297

Interest-bearing debt (*1)	JPY	966,531	JPY	1,174,663	JPY	(208,132)	$8,261
Net interest-bearing debt (*2)		510,599		672,034		(161,435)	4,364

Shareholders’ equity ratio (%) (*3)		22.9		18.5		4.4

Debt-equity ratio (times) (*4)		1.08		1.59		(0.51)
Net debt-equity ratio (times) (*4)		0.57		0.91		(0.34)

*    The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	JPY	1,567	JPY	(16,303)	JPY	17,870	$13
Minimum pension liability adjustment		(90,581)		(138,707)		48,126	(774)
Unrealized gains (losses) on marketable securities		70,676		28,889		41,787	604
Unrealized gains (losses) on derivative financial instruments		(1,090)		(1,746)		656	(9)

Total accumulated other comprehensive income (loss)	JPY	(19,428)	JPY	(127,867)	JPY	108,439	$(166)

(Notes)

*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2006	Fiscal 2005	Increase (Decrease)	Fiscal 2006
I. Cash flows from operating activities:
Net income	JPY 12,137	JPY 77,215	JPY(65,078)	$104
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	155,499	175,728	(20,229)	1,329
Equity in earnings of affiliated companies, net of dividends	(8,282)	(32,640)	24,358	(71)
Increase in notes and accounts receivable	(82,974)	(6,472)	(76,502)	(709)
Decrease in inventories	25,616	29,133	(3,517)	219
Increase (decrease) in notes and accounts payable	16,647	(105,902)	122,549	142
Other, net	118,288	27,228	91,060	1,011

Net cash provided by operating activities	236,931	164,290	72,641	2,025

II. Cash flows from investing activities:
Proceeds from sales of fixed assets	69,442	89,422	(19,980)	594
Additions to fixed assets	(207,067)	(273,464)	66,397	(1,770)
Proceeds from sales of marketable securities	33,505	29,754	3,751	286
Purchase of marketable securities	(7,014)	(1,112)	(5,902)	(60)
Other, net	27,598	21,081	6,517	236

Net cash used in investing activities	(83,536)	(134,319)	50,783	(714)

Free cash flows (I + II)	153,395	29,971	123,424	1,311

III. Cash flows from financing activities:
Net repayments of bonds and borrowings	(199,726)	(29,502)	(170,224)	(1,707)
Proceeds from stock issuances by subsidiaries	4,056	—	4,056	35
Dividends paid	(14,136)	(14,060)	(76)	(121)
Other, net	(236)	1,300	(1,536)	(2)

Net cash used in financing activities	(210,042)	(42,262)	(167,780)	(1,795)

Effect of exchange rate changes on cash and cash equivalents	9,950	5,780	4,170	85

Net decrease in cash and cash equivalents	(46,697)	(6,511)	(40,186)	(399)

Cash and cash equivalents at beginning of year	502,629	509,140	(6,511)	4,296
Cash and cash equivalents at end of year	JPY 455,932	JPY 502,629	JPY(46,697)	$3,897

(Note)

*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

SEGMENT INFORMATION

1.Business Segment Information

(1) Net Sales (Including internal sales to other segments)

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2006	(% of total)	% change	Fiscal 2005	(% of total)	Fiscal 2006
IT Solutions business	JPY 2,174,551	(45.1)	+0.3	JPY 2,167,843	(45.1)	$18,586
Network Solutions business	1,786,200	(37.0)	-4.8	1,875,307	(39.1)	15,267
Electron Devices business	808,373	(16.8)	-7.0	869,127	(18.1)	6,909
Others	698,368	(14.5)	+19.1	586,399	(12.2)	5,969
Eliminations	(642,563)	(-13.4)	—	(696,961)	(-14.5)	(5,492)

Consolidated total	JPY 4,824,929	(100.0)	+0.5	JPY 4,801,715	(100.0)	$41,239

(2) Segment Profit or Loss

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2006	(% of profit on sales)	Increase (Decrease)	Fiscal 2005	(% of profit on sales)	Fiscal 2006
IT Solutions business	JPY 81,797	(3.8)	JPY(24,306)	JPY 106,103	(4.9)	$699
Network Solutions business	62,003	(3.5)	20,479	41,524	(2.2)	530
Electron Devices business	(25,453)	(-3.1)	(58,868)	33,415	(3.8)	(218)
Others	13,705	(2.0)	6,558	7,147	(1.2)	117
Eliminations	11,488	—	8,511	2,977	—	98
Unallocated corporate expenses*	(48,114)	—	1,202	(49,316)	—	(410)

	95,426	(2.0)	(46,424)	141,850	(3.0)	816
Other income	57,351		(13,801)	71,152		490
Other expenses	(69,472)		(1,573)	(67,899)		(594)

Consolidated income from continuing operations before income taxes	JPY 83,305		JPY(61,798)	JPY 145,103		$712

(Notes)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

*	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.

*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

(3) Net Sales to External Customers (Unaudited)

	(In billions of yen, millions of U.S. dollars)
	Fiscal 2006	Fiscal 2005	% change	Fiscal 2006
IT Solutions business	JPY 1,879.0	JPY 1,843.9	+1.9	$16,060
Domestic	1,482.4	1,486.1	-0.2	12,670
Overseas	396.6	357.8	+10.8	3,390

Network Solutions business	1,682.7	1,785.7	-5.8	14,382
Domestic	1,309.3	1,310.7	-0.1	11,191
Overseas	373.4	475.0	-21.4	3,191

Electron Devices business	764.1	808.3	-5.5	6,531
Domestic	377.8	432.5	-12.7	3,229
Overseas	386.3	375.8	+2.8	3,302

Others	499.1	363.8	+37.2	4,266
Domestic	311.9	266.1	+17.2	2,666
Overseas	187.2	97.7	+91.6	1,600

Consolidated total	JPY 4,824.9	JPY 4,801.7	+0.5	$41,239
Domestic	3,481.4	3,495.4	-0.4	29,756
Overseas	1,343.5	1,306.3	+2.8	11,483

(4) Net Sales by Products and Services (Including internal sales to other segments) (Unaudited)

	(In billions of yen, millions of U.S. dollars)
	Fiscal 2006	Fiscal 2005	% change	Fiscal 2006
IT Solutions business	JPY 2,174.6	JPY 2,167.8	+0.3	$18,586
SI / Services	832.4	836.9	-0.5	7,114
Software	102.8	106.9	-3.8	879
Computers Platforms	489.9	500.1	-2.0	4,187
Personal Solutions	749.5	723.9	+3.5	6,406

Network Solutions Business	JPY 1,786.2	JPY 1,875.3	-4.8	$15,267
Broadband	592.2	614.5	-3.6	5,062
Mobile	916.1	1,005.4	-8.9	7,830
Social Infrastructure	277.9	255.4	+8.8	2,375

Electron Devices business	JPY 808.4	JPY 869.1	-7.0	$6,909
Semiconductors	646.0	708.0	-8.8	5,521
Displays	64.6	68.9	-6.2	552
Electronic Components	97.8	92.2	+6.1	836

(Notes)

*	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.

*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

2. Geographic Segment Information *

(1) Net Sales

	(In millions of yen, millions of U.S. dollars)
	Fiscal 2006		(% of total)	% change	Fiscal 2005		(% of total)	Fiscal 2006
Japan	JPY	3,721,574	(77.1)	+0.1	JPY	3,717,347	(77.4)	$31,808
Overseas		1,103,355	(22.9)	+1.8		1,084,368	(22.6)	9,431

Consolidated	JPY	4,824,929	(100.0)	+0.5	JPY	4,801,715	(100.0)	$41,239

(2) Geographic Profit or Loss

	Fiscal 2006		(% of profit on sales)	Increase (Decrease)		Fiscal 2005		(% of profit on sales)	Fiscal 2006
Japan	JPY	88,441	(2.4)	JPY	(34,002)	JPY	122,443	(3.3)	$756

Overseas		6,985	(0.6)		(12,422)		19,407	(1.8)	60

		95,426	(2.0)		(46,424)		141,850	(3.0)	816
Other income		57,351			(13,801)		71,152		490

Other expenses		(69,472)			(1,573)		(67,899)		(594)

Consolidated income from continuing operations before income taxes	JPY	83,305		JPY	(61,798)	JPY	145,103		$712

*	Geographic segment information based on the country location of NEC Corporation or subsidiary.
*	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.
*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

3. Sales by Market (Unaudited) *
	Fiscal 2006		% change	Fiscal 2005		Fiscal 2006
Japan	JPY	3,481,419	-0.4	JPY	3,495,393	$29,756

Overseas		1,343,510	+2.8		1,306,322	11,483

Consolidated	JPY	4,824,929	+0.5	JPY	4,801,715	$41,239

*	Sales by Market information based on the country location of customers.
*	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.
*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

FINANCIAL INSTRUMENTS

(1) Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:

	(In millions of yen)
	March 31, 2006		March 31, 2005
Available-for-sale:
Equity securities
Cost	JPY	83,033	JPY	58,333
Fair value		197,001		107,577
Net unrealized holding gains		113,968		49,244

Debt securities
Cost		616		30
Fair value		611		35
Net unrealized holding gains (losses)		(5)		5

(2) Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

	(In millions of yen)
	March 31, 2006		March 31, 2005
Carrying amount	JPY	111,207	JPY	149,448
Market value		333,297		302,648

		222,090		153,200

(Note)

*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

The weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2005 were as follows:

	March 31, 2006	March 31, 2005
Discount rate	2.5%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%

The weighted-average assumptions used to determine net pension and severance cost for the year ended March 31, 2006 and 2005 were as follows:

	March 31, 2006	March 31, 2005
Discount rate	2.5%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	2.5%	2.5%

NET INCOME PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income is as follows:

	(In millions of yen)
	Fiscal 2006		Fiscal 2005
Net income from continuing operations	JPY	7,550	JPY	77,147
Effect of participating securities		(166)		(889)
Net income from continuing operations available to common shareholders		7,384		76,258
Effect of dilutive securities		(6)		(222)

Diluted net income from continuing operations	JPY	7,378	JPY	76,036

Net income from discontinued operations, net of tax	JPY	9,403	JPY	68

Cumulative effect of accounting change, net of tax	JPY	(4,816)		—

Net income	JPY	12,137	JPY	77,215
Effect of participating securities		(166)		(889)
Net income available to common shareholders		11,971		76,326
Effect of dilutive securities		(6)		(222)

Diluted net income	JPY	11,965	JPY	76,104

	(Number of shares)
	Fiscal 2006		Fiscal 2005
Weighted-average number of shares of common stock outstanding for the period		1,977,542,400		1,926,424,743
Effect of dilutive securities		92,438,747		166,262,345

Weighted-average number of shares of diluted common stock outstanding for the period		2,069,981,147		2,092,687,088

Net Income Per Share:
	(In yen)
	Fiscal 2006		Fiscal 2005
Basic	JPY	6.05	JPY	39.62

Income from continuing operations		3.73		39.59
Income from discontinued operations, net of tax		4.75		0.03
Cumulative effect of accounting change, net of tax		(2.43)		—

Diluted	JPY	5.78	JPY	36.37

Income from continuing operations		3.56		36.34
Income from discontinued operations, net of tax		4.54		0.03
Cumulative effect of accounting change, net of tax		(2.32)		—

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

	(Number of shares)
	Fiscal 2006		Fiscal 2005
Stock options		967,000		1,234,000

(Notes)

*	In accordance with U.S. GAAP, a part of the consolidated financial information for the fiscal year ended March 31, 2005 related to certain operations that were discontinued during the fiscal year ended March 31, 2006 has been reclassified.

*	NEC adopted the Financial Accounting Standards Board(“FASB”) Interpretation No.47(“FIN47”), “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, at March 31, 2006. The results of adoption of FIN47 have been disclosed as “Cumulative effect of accounting change, net of tax”.

*	The consolidated financial results for the fiscal year ended March 31, 2005 were revised from those already announced, and restated based on U.S. GAAP. However, as restated figures are currently being audited by NEC’s independent auditors, NEC will promptly disclose revised consolidated financial results for the fiscal year ended March 31, 2005 after the aforementioned audit is complete.

(Note)

“Operating income” set forth above is a measure commonly used by other Japanese companies that report their financial results in accordance with generally accepted accounting financial reporting practices in Japan. “Operating income” is calculated by deducting cost of sales and selling, general and administrative expenses from net sales. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contacts:	Diane Foley / Makoto Miyakawa
Corporate Communications Division
NEC Corporation
+81-3-3798-6511

(TRANSLATION)

May 11, 2006

NEC Corporation

Kaoru Yano, President

(Tokyo Stock Exchange, 1st Section;

Code Number 6701)

Contact: Diane Foley

Corporate Communications Division

+81-3-3798-6511

Restatement of Consolidated Financial Statements of NEC Corporation

NEC Corporation (hereinafter referred to as the “Company”) is now in the process of preparing restatements of its consolidated financial statements for past fiscal years (hereinafter referred to as the “Restatement”). The Company is planning to file amendments to the Annual Securities Reports under Japanese law (“Yukashoken Hokokusho”), amendments to its press releases of financial results and amendments to certain other documents under Japanese listing rules as well as amendments to its Annual Report on Form 20-F filed under U.S. securities laws as soon as the Restatement is completed. The following is a summary of the status of the Restatement.

1. Background

On March 22, 2006, the Company announced the results of its investigation of false transactions by an employee at NEC Engineering, Ltd., one of the Company’s subsidiaries. The Company also announced that it is planning to restate its consolidated financial statements for past fiscal years to adjust for the false transactions. In evaluating the effect of what occurred at NEC Engineering, Ltd., the Company identified other necessary adjustments based on U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, the Company plans to restate certain historical consolidated financial information to reflect the dispositions of NEC Machinery Corporation and Anelva Corporation during the fiscal year ended March 31, 2006 (which are considered discontinued operations under U.S. GAAP).

2. Outline of the Restatement

The Company plans to restate its consolidated financial statements for fiscal years ended March 31, 2005, 2004 and 2003 (hereinafter collectively referred to as “the past three fiscal years”). In addition, the Company plans to restate its selected financial data for the fiscal years ended March 31, 2002 and 2001. Significant restatement items identified to date are as follows:

1)	Adjustments of financial statements of past fiscal years as a result of the false transactions by an employee at NEC Engineering, Ltd.

2)	Other U.S. GAAP restatement adjustments

a)	Scope of consolidation

Among the Company’s subsidiaries and affiliates, certain subsidiaries were not consolidated and certain affiliates were not accounted for under the equity method of accounting in the past fiscal years because they were considered immaterial. Such subsidiaries have been consolidated and the affiliates have been accounted for under the equity method of accounting in the proper periods in the restated financial statements; and

b)	Research and development expenses

Some of the Company’s research and development expenses that were capitalized and recorded as assets in the past financial statements have been adjusted as expenses when incurred because we review our judgment depending on whether we establish technical feasibilities according to the accounting standards.

In addition, there are other adjustments for restatement of the Company’s historical financial statements under U.S. GAAP.

3)	Adjustments for discontinued operations

As a result of the dispositions of NEC Machinery Corporation and Anelva Corporation, profit from the operations of the two companies, and the gain on sale of the two companies is presented separately as “discontinued operations” for the fiscal year ended March 31, 2006. In line with this presentation, financial statements for previous fiscal years are restated.

3. Current Status of Restatement and Plans for Amendment Reports

The independent auditor is currently performing its audit procedures of the restated financial statements for the past three fiscal years. After the audit by the independent auditor is completed, the Company is planning to immediately prepare the documentation and file the amendments to the reports concerning the past three fiscal years. The amendments include: (a) amendments to Annual Securities Reports (“Yukashoken Hokokusho”) under the Securities and Exchange Law of Japan, (b) press releases relating to financial results stipulated by the timely disclosure rules of the Tokyo Stock Exchange, and (c) amendment report to Annual Report on Form 20-F filed under the U.S. Securities and Exchange Act of 1934. The Company’s current expectation is to file such reports in June 2006.

***

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

(Translation)

May 11, 2006

NEC Corporation

Kaoru Yano, President

(Tokyo Stock Exchange, 1st Section;

Code Number 6701)

Contacts: Makoto Miyakawa, Senior Manager

                Corporate Communications Division

                +81-3-3798-6511

Announcement Regarding Partial Amendments to the Articles of Incorporation

NEC Corporation (the “Company”) today announced that at its meeting of the Board of Directors held today, it was resolved that the Company will propose partial amendments to its articles of incorporation at the 168th Ordinary General Meeting of Shareholders of the Company to be held on June 22, 2006 as follows:

1. Reasons for Amendments

In response to the enforcement of the Company Law (Law No.86 of 2005) and the Regulations for Enforcement of the Company Law (Regulation of Ministry of Justice No.12 of 2006) on May 1, 2006, it will be proposed that the Articles of Incorporation of the Company be amended, in part, as follows.

(1)	In order to reflect the matters that have been deemed provided for in the Articles of Incorporation of the Company by the Law for Coordination, Etc. of Relevant Laws Relating to the Enforcement of the Company Law (Law No. 87 of 2005), the provisions of Article 4 and Article 8, Paragraph 1 are proposed to be newly established and the provisions of Article 12, Paragraph 1 are proposed to be amended.

(2)	In order to clarify the rights of a shareholder holding shares less than one unit, the provisions of Article 10 are proposed to be newly established.

(3)	By so providing in the Articles of Incorporation, it may be deemed by the Company that certain information required to be included in the reference documents for a general meeting of shareholders, business report, non-consolidated financial statements, consolidated financial statements and certain other documents is provided to shareholders, if such information is disclosed on the Internet. Accordingly, the provisions of Article 15 are proposed to be newly established to enable the Company to make disclosure to shareholders in more flexible manner.

(4)	In order to clarify the number of proxies to be appointed by a shareholder for exercising voting rights on its behalf at a general meeting of shareholders, the provisions of Article 18 are proposed to be amended.

(5)	By so providing in the Articles of Incorporation, a proposal made by a Director in respect of the matters to be resolved by the Board of Directors may be deemed adopted by a resolution of the Board of Directors without a meeting if all Directors express their consent to such proposal in writing, or by electronic means, and no Corporate Auditors express objections thereto. Accordingly, the provisions of Article 23, Paragraph 4 are proposed to be newly established in order to increase flexibility t of the Board of Directors.

(6)	The Company is authorized to enter into a contract with its outside Directors to limit their liabilities to the Company for damages in accordance with the provisions of Article 23 of the Articles of Incorporation, which provisions were established by an approval of the 164th General Meeting of Shareholders of the Company held in June 2002. As a result of the enforcement of the Company Law, a similar contract may be entered into with outside Corporate Auditors if so provided for in the Articles of Incorporation. The Company believes that such arrangement is necessary to have capable personnel serve as outside Corporate Auditors of the Company, and proposes to newly establish relevant provisions concerning outside Corporate Auditors as Article 32. In addition, the provisions regarding the minimum amount of liabilities of outside Directors are proposed to be amended based on the current level of the remuneration and to be renumbered as Article 25.

(7)	By so providing in its Articles of Incorporation, the Board of Directors of the Company is now able to decide by its resolutions the distribution of surplus so long as the term of office of its Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year following his/her election, and the Company has independent Accounting Auditors and the Board of Corporate Auditors. In order to enable flexible payments of distribution of surplus by a resolution of the Board of Directors the provisions of Article 34 are proposed to be newly established.

(8)	In addition to the above amendments, the amendments necessary to reflect the amendments of laws and regulations, including changes of terms and renumbering of the Articles are proposed to be made.

2. Proposed Amendments

The Articles of Incorporation of the Company are proposed to be amended as follows.

(Underlined are the amended parts)

Current Text	Proposed Amendment
CHAPTER I GENERAL PROVISIONS
Article 1. (Trade Name) The Company is called Nippon Denki Kabushiki Kaisha, whose English expression shall be NEC Corporation.	[Not amended]

Article 2. (Object)

The object of the Company is to carry on the following businesses:

1. To manufacture, sell or otherwise dispose of, telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;

2. To manufacture, sell or otherwise dispose of, nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments and all equipment, machinery, instruments and systems other than those mentioned in item 1 above;

3. To manufacture, sell or otherwise dispose of, electron tubes, semiconductor devices, integrated circuits and all parts and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;

4. To provide telecommunications, data base, and other information services;

[Not amended]

Current Text	Proposed Amendment

5. To provide mail order, money collection, travel agency, non-life insurance agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;

6. To contract for construction work;

7. To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

8. To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

Article 3. (Location of Principal Office) The Principal Office of the Company shall be located in Minato-ku, Tokyo.	[Not amended]

[New Article]

Article 4. (Corporate Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors.

Article 4. (Method of Giving Public Notices)

Public notices of the Company shall be given by means of electronic public notices, provided, however, that in cases where an electronic public notice is impracticable due to an accident or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shimbun published in Tokyo Metropolis.

Article 5. (Method of Giving Public Notices)

The method of giving public notices of the Company shall be electronic public notices, provided, however, that in cases where an electronic public notice is impracticable due to an accident or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shimbun published in Tokyo Metropolis.

Current Text	Proposed Amendment
CHAPTER II SHARES

Article 5. (Total Number of Shares Authorized to Be Issued) The total number of shares authorized to be issued by the Company shall be seven billion and five hundred million (7,500,000,000).

Article 6. (Total Number of Shares Authorized to Be Issued)

[This Article is proposed to be amended to reflect the change of a term in Japanese. No modification of English translation of this Article is necessary.]

Article 6. (Acquisition of Own Shares)

The Company may purchase its own shares by a resolution of the Board of Directors in accordance with the provision of Item 2 of Paragraph 1, Article 211-3 of the Commercial Code of Japan.

[Deleted]

Article 7. (Number of Shares Constituting One Unit of Shares)

1. The number of shares constituting one unit of shares of the Company shall be one thousand (1,000).

2. The Company shall not issue share certificates with respect to any number of shares constituting less than one unit (herein called “shares less than one unit”).

Article 7. (Number of Shares Constituting One Unit of Shares) The number of shares constituting one unit of shares of the Company shall be one thousand (1,000). [Deleted]

[New Article]

Article 8. (Issuance of Share Certificates)

1. The Company shall issue share certificates representing its issued shares.

2. Notwithstanding the provision of the preceding paragraph, the Company shall not issue any certificates for shares constituting less than one full unit, except as provided for in the Share Handling Regulations of the Company.

Current Text	Proposed Amendment

Article 8. (Purchase by a Shareholder of Shares Less Than One Unit)

A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) who holds shares less than one unit may request the Company to sell to him/her such number of shares as, together with the shares less than one unit held by him/her, would constitute one unit of shares.

Article 9. (Request by a Shareholder for Sale of Shares Less Than One Unit)

[This Article is proposed be amended to reflect the changes of the terms in Japanese. No modification of English translation of this Article is necessary.]

[New Article]

Article 10. (Rights of Shareholders Holding Shares Less Than One Unit)

A shareholder of the Company who holds shares less than one unit may not exercise any rights, except for the following rights, with respect to the shares less than one unit held by him/her:

(1) The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;

(2) The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held; and

(3) The right to request the sale of shares less then one unit provided for in the preceding Article.

Article 9. (Share Handling Regulations, etc.)

1. The denominations of share certificates, entry of a change in the name of a shareholder, registration of the creation of a pledge, manifestation of a trust, purchase and sale of shares less than one unit, reissuance of a share certificate, and any other procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors.

2. The procedures for inspection and transcription of the Company’s documents and delivery of a certified copy or an extract copy thereof as well as fees therefor shall be governed by handling regulations established by the Board of Directors.

Article 11. (Share Handling Regulations, etc.)

1. Requests and notices by shareholders pursuant to the relevant laws and regulations, and procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors, as well as the relevant laws and regulations or these Articles of Incorporation.

[Not amended]

Current Text	Proposed Amendment

Article 10. (Transfer Agent)

1. The Company shall appoint a Transfer Agent for shares.

2. The Transfer Agent and its office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with regard thereto.

3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) and the Register of Lost Share Certificates of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase and sale of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company.

Article 12. (Administrator of shareholders’ register)

1. The Company shall appoint an Administrator of Shareholders’ Register of the Company.

2. The Administrator of Shareholders’ Register and its office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with regard thereto.

3. The Administrator of Shareholders’ Register shall prepare and maintain the Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company, and shall handle other business pertaining to the Register of Shareholders, the Register of Stock Acquisition Rights and the Register of Lost Share Certificates, and no such businesses shall be handled by the Company.

Article 11. (Record Date)

1. The shareholders recorded in the last Register of Shareholders as of the last day of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period.

2. By a resolution of the Board of Directors a record date may be set whenever necessary in addition to the record date in the preceding paragraph, provided an advance public notice shall be given thereof.

[Deleted]

Current Text	Proposed Amendment
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS

Article 12. (Convocation)

1. An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. A general meeting of shareholders shall be convened by a Representative Director who is appointed by the Board of Directors pursuant to a resolution of the Board of Directors unless otherwise provided by law or ordinance, and, in cases where he/she is unable to act, the meeting shall be convened by another Representative Director in accordance with an order previously determined by the Board of Directors.

Article 13. (Convocation) [Not amended] [Not amended]

[New Article]

Article 14. (Record Date for Ordinary General Meetings of Shareholders)

The record date for voting rights at the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

[New Article]

Article 15. (Disclosure of Reference Documents, Etc. on the Internet)

In convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with the information required to be described or shown in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements when such information is disclosed on the Internet in accordance with the relevant laws and regulations.

Current Text	Proposed Amendment

Article 13. (Chairman)

The chairmanship of the general meeting of shareholders shall be assumed by a Representative Director who is appointed by the Board of Directors, and, in cases where he/she is unable to act, it shall be assumed by another Representative Director in accordance with an order previously determined by the Board of Directors.

Article 16. (Chairman) [Not amended]

Article 14. (Requirements for Resolution)

1. The ordinary resolutions of general meetings of shareholders shall be adopted by a majority of votes of shareholders present.

2. The resolutions of general meetings of shareholders provided for in Paragraph 1, Article 343 of the Commercial Code of Japan shall be adopted by not less than two-thirds of votes of shareholders present at a general meeting at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.

Article 17. (Requirements for Resolution)

[Not amended]

2. The resolutions of general meetings of shareholders provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds of votes of shareholders present at a general meeting of shareholders, at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

Article 15. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by a proxy, who shall be a shareholder of the Company with the right to vote, provided that such proxy must file with the Company a document establishing his/her power of representation.

Article 18. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by one proxy, who shall be a shareholder of the Company with the right to vote, provided that such proxy must file with the Company a document establishing his/her power of representation in each case and in advance of the relevant general meeting of shareholders.

Current Text	Proposed Amendment

Article 16. (Minutes)

1. The summary of proceedings and results of each general meeting of shareholders shall be recorded in the minutes, which shall be signed by the chairman and the Directors present.

2. The original of the minutes mentioned in the preceding paragraph shall be kept at the Principal Office of the Company for ten years, and a certified copy thereof shall be kept at each branch office of the Company for five years.

[Deleted]

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS

Article 17. (Number) The Company shall have Directors not exceeding twenty in number.	Article 19. (Number) [Not amended]

Article 18. (Election)

1. A resolution electing Directors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.

2. No cumulative voting shall be used for the resolution mentioned in the preceding paragraph.

Article 20. (Election)

1. A resolution electing Directors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

[Not amended]

Article 19. (Term of Office)

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period taking place within one year following his/her assumption of office.

Article 21. (Term of Office)

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one year following his/her election.

Article 20. (Representative Director) The Director(s) who represent the Company shall be nominated by a resolution of the Board of Directors.	Article 22. (Representative Director) [Not amended]

Current Text	Proposed Amendment

Article 21. (Board of Directors)

1. The Board of Directors shall make decision on the management of the affairs of the Company in accordance with the provisions of applicable law or ordinance and of these Articles of Incorporation.

2. In addition to the provisions of applicable law or ordinance and of these Articles of Incorporation, the Rules of the Board of Directors established by the Board of Directors shall apply to matters relating to the Board of Directors.

3. In convening a meeting of the Board of Directors, notice shall be issued to each Director and each Corporate Auditor at least three days before the meeting date. Provided, however, in case of an urgency, this period may be shortened.

[New Paragraph]

Article 23. (Board of Directors)

[Not amended]

[Not amended]

[This Paragraph is proposed to be amended to make partial modifications of terms in Japanese. No modification of English translation of this Paragraph is necessary.]

4. In cases where a Director proposes a matter to be resolved by the Board of Directors, it shall be deemed that such matter is adopted by a resolution of the Board of Directors if all Directors who may participate in such resolution express their consent to such matter in writing or by electronic means and no Corporate Auditors express objections thereto.

Article 22. (Remuneration and Retirement Allowances) Remuneration and retirement allowances for Directors shall be fixed by a resolution of a general meeting of shareholders.

Article 24. (Remuneration, Etc.)

Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, Etc.”) to Directors shall be fixed by a resolution of a general meeting of shareholders.

Current Text	Proposed Amendment

Article 23. (Liabilities Limitation Contract with Outside Directors)

The Company may enter into a contract with its outside Directors to limit their liabilities to the Company for the damages arising from actions stipulated in Item 5 of Paragraph 1, Article 266 of the Commercial Code of Japan to the higher of either (i) the amount to be fixed which is not less than 15 million yen or (ii) the amount stipulated by the Commercial Code of Japan, provided that they shall act in good faith and without gross negligence.

Article 25. (Liabilities Limitation Contract with Outside Directors)

The Company may enter into a contract with its outside Directors to limit their liabilities to the Company for the damages referred to in Article 423, Paragraph 1 of the Company Law to the higher of either (i) the amount to be fixed which is not less than twenty million yen (20,000,000 yen) or (ii) the amount stipulated by the relevant laws and regulations, provided that they shall act in good faith and without gross negligence.

CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 24. (Number) The Company shall have Corporate Auditors not exceeding five in number.	Article 26. (Number) [Not amended]

Article 25. (Election)

A resolution electing Corporate Auditors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.

Article 27. (Election)

A resolution electing Corporate Auditors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

Article 26. (Term of Office)

The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period taking place within four years following his/her assumption of office.

Article 28. (Term of Office)

The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four years following his/her election.

Article 27. (Full-time Corporate Auditor) Corporate Auditors shall appoint from among themselves one or more full-time Corporate Auditors.	Article 29. (Full-time Corporate Auditor) The Board of Corporate Auditors shall appoint one or more full-time Corporate Auditors by its resolution.

Current Text	Proposed Amendment

Article 28. (Board of Corporate Auditors)

1. The Board of Corporate Auditors shall make decisions on the matters relating to the performance of duties of a Corporate Auditor in accordance with the provisions of applicable law or ordinance and of these Articles of Incorporation. Provided, however, the Board of Corporate Auditors shall not prevent a Corporate Auditor from exercising his/her powers.

2. In addition to the provisions of applicable law or ordinance and of these Articles of Incorporation, the Rules of the Board of Corporate Auditors established by the Board of Corporate Auditors shall apply to matters relating to the Board of Corporate Auditors.

3. In convening a meeting of the Board of Corporate Auditors, notice shall be issued to each Corporate Auditor at least three days before the meeting date. Provided, however, in case of an urgency, this period may be shortened.

Article 30. (Board of Corporate Auditors)

[This Paragraph is proposed to be amended to make partial modifications of terms in Japanese. No modification of English translation of this Paragraph is necessary.]

[Not amended]

[This Paragraph is proposed to be amended to make partial modifications of the terms in Japanese. No modification of English translation of this Paragraph is necessary.]

Article 29. (Remuneration and Retirement Allowances) Remuneration and retirement allowances for Corporate Auditors shall be fixed by a resolution of a general meeting of shareholders.	Article 31. (Remuneration, Etc.) Remuneration, Etc. for Corporate Auditors shall be fixed by a resolution of a general meeting of shareholders.

[New Article]

Article 32. (Liabilities Limitation Contract with Outside Corporate Auditors)

The Company may enter into a contract with its outside Corporate Auditors to limit their liabilities to the Company for the damages referred to in Article 423, Paragraph 1 of the Company Law to the higher of either (i) the amount to be fixed which is not less than twenty million yen (20,000,000 yen) or (ii) the amount stipulated by the relevant laws and regulations, provided that they shall act in good faith and without gross negligence.

Current Text	Proposed Amendment
CHAPTER VI ACCOUNTS

Article 30. (Settlement of Accounts)

The Company’s business period shall be from April 1st of each year to March 31st of the ensuing year, and its accounts shall be settled at the end of each business period.

Article 33. (Business Year) The Company’s business year shall be from April 1st of each year to March 31st of the ensuing year.

Article 31. (Dividends) Dividends shall be paid to the shareholders or registered pledgees recorded in the last Register of Shareholders as of the last day of each business period.

Article 34. (Organization to Determine Distribution of Surplus and Other Matters)

Unless otherwise provided by laws and regulations, the Company may determine matters concerning distribution of surplus, acquisition of the Company’s own shares and other matters provided for in each item of Article 459, Paragraph 1 of the Company Law by a resolution of the Board of Directors.

Article 32. (Interim Dividends)

The Company may by a resolution of the Board of Directors make cash distribution provided for in Article 293-5 of the Commercial Code of Japan (herein called “interim dividends”) to the shareholders and registered pledgees recorded in the last Register of Shareholders as of September 30th of each year.

Article 35. (Record Date for Distribution of Surplus)

1. The record date for year-end distribution of surplus is March 31 of each year.

2. The record date for interim distribution of surplus is September 30 of each year.

Article 33. (Conversion of Convertible Debentures and Dividends Thereon)

The first dividends or interim dividends to be paid on the shares of stock issued upon conversion of a convertible debenture shall be paid as if the conversion were made on April 1st where the conversion is requested during the period from April 1st to September 30th, or on October 1st where the conversion is requested during the period from October 1st to March 31st of the ensuing year, as the case may be.

Article 36. (Conversion of Convertible Debentures and Dividends Thereon)

The distribution of surplus to be paid on the shares of stock issued upon conversion of a convertible debenture shall be paid as if the conversion were made on April 1st where the conversion is requested during the period from April 1st to September 30th, or on October 1st where the conversion is requested during the period from October 1st to March 31st of the ensuing year, as the case may be.

Current Text	Proposed Amendment

Article 34. (Limitation of Payment Period)

In cases where dividends or interim dividends shall remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exonerated from the responsibility of payment thereof.

Article 37. (Limitation of Payment Period)

In cases where distribution of surplus shall remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exonerated from the responsibility of payment thereof.

Supplementary Provisions

Article 1.

In the case where all convertible debentures issued by the Company not later than March 31st, 2002 are either converted or redeemed, Article 33 along with this provision shall be deleted, and Article 34 shall be renumbered as Article 33.

Supplementary Provisions

Article 1.

In the case where all convertible debentures issued by the Company not later than March 31st, 2002 are either converted or redeemed, Article 36 along with this provision shall be deleted, and Article 37 shall be renumbered as Article 36.

* * * * *

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

(Translation)

May 11, 2006

            NEC Corporation

            Kaoru Yano, President

            (Tokyo Stock Exchange, 1st Section;

                Code Number 6701)

            Contacts: Diane Foley

                            Corporate Communications Division

                            +81-3-3798-6511

Announcement Regarding Issue of Stock Acquisition Rights

for Stock Option Plan

NEC Corporation (“NEC”) today announced that at its Meeting of the Board of Directors held today, pursuant to Article 236 and 238 of the Company Law of Japan, it will propose to issue “Stock Acquisition Rights” (rights to subscribe for or acquire shares of NEC) on the 168th Annual General Meeting of Shareholders of NEC to be held on June 22, 2006 as follows:

1.	Reason for the necessity of the offering of the Stock Acquisition Rights with specially favorable conditions

With a view to promoting management highly conscious of shareholder value and to enhancing motivation to improve the business results of NEC and its group companies (“NEC Group”), NEC will offer Stock Acquisition Rights to Eligible Persons (as defined in Item 2 below) for the purpose of granting stock options. Since the Stock Acquisition Rights are to be offered as stock options, no cash payment shall be required for such Stock Acquisition Rights. The amount to be paid upon exercise of the Stock Acquisition Rights shall be decided on the basis of the market price of NEC shares as of the date of allotment of the Stock Acquisition Rights (as defined in Item 6 below).

2.	Persons to whom the Stock Acquisition Rights will be allotted

Directors, Corporate Officers, Executive General Managers, employees having responsibilities equivalent to those of Corporate Officers or Executive General Managers, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and their subsidiaries) that are important to the NEC Group’s business strategy as of the date of the allotment of the Stock Acquisition Rights.

3.	Terms on the Stock Acquisition Rights

Terms on the Stock Acquisition Rights are as follows:

(1)	Total Number of NEC Shares to be issued or acquired upon exercise of the Stock Acquisition Rights

Not more than 350,000 shares of NEC’s common stocks (1,000 shares per one Stock Acquisition Right) will be issued or transferred to the Eligible Persons allotted the Stock Acquisition Rights (“Holder(s)”). In the event that the NEC splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment = Number of shares before adjustment x Ratio of stock split or consolidation

(2)	Amount to be paid upon exercise of the Stock Acquisition Rights

The price to be paid in or contributed per share upon exercise of each of the Stock Acquisition Rights (the “Exercise Price”) shall be equal to the price obtained by multiplying 1.05 by the average of the closing prices in regular transactions of NEC shares on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Stock Acquisition Rights are allotted, with fractional amounts of less than one yen resulting from the calculation being rounded up to one yen; provided that, if the Exercise Price so calculated shall be less than the closing price of NEC shares on the date of allotment of the Stock Acquisition Rights, such closing price shall become the Exercise Price.

In the event that NEC issues new shares or transfers treasury shares at less than the market price (excluding issuance or transfer of shares upon the conversion of convertible bonds provided in Article 341-2 of the Commercial Code of Japan before its amendment effective as of April 1, 2002, the exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective as of October 1, 2001 and the exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment being rounded up to one yen.

In the above paragraph, “market price” means the average of closing price in regular transactions of NEC shares on Tokyo Stock Exchange on each 30 trading days started from 45 trading days before payment date (or the first day of the payment period, if NEC stipulates a payment period) for the new shares to be issued or treasury shares to be transferred by NEC.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares outstanding	+	Number of new shares to be issued	x	Amount to be paid per share
Market price per share
				Number of shares outstanding		+ Number of new shares to be issued

In the above formula, (i) “Number of shares outstanding” means the total number of shares issued by NEC less the total number of its treasury shares, and (ii) “Number of new shares to be issued” shall be read “Number of treasury shares to be transferred” in case of transfer of treasury shares.

In the event of a stock split or consolidation after the issuance of the Stock Acquisition Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment being rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of stock split or consolidation

(3)	Exercise Period

From July 1, 2008 to June 30, 2012

Notwithstanding the foregoing, if a Holder ceases to hold any of the positions of directors, corporate officers or employees of NEC or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) during the Exercise Period of the Stock Acquisition Rights, such Holder may exercise its Stock Acquisition Rights only for a period of one year after leaving such position, but not later than the end of the Exercise Period. Furthermore, if a Holder leaves such position on or before June 30, 2008, such Holder may exercise its Stock Acquisition Rights only for a period of one year from July 1, 2008.

(4)	Conditions to exercise the Stock Acquisition Rights

(i)	Successors or heirs of the Holders shall not exercise the Stock Acquisition Rights.

(ii)	Partial exercise of the Stock Acquisition Rights shall not be permitted.

(iii)	The Holders shall not exercise the Stock Acquisition Rights in the following events:

(a)	If an agreement for merger with another company, pursuant to which NEC will be dissolved, is approved at a shareholders meeting of NEC;

(b)	If an agreement for stock-for-stock exchange or stock transfer, pursuant to which NEC becomes a wholly owned subsidiary of another company, is approved at a shareholders meeting of NEC; or

(c)	Otherwise as provided in the contract to be entered into between NEC and each of the Holders pursuant to the resolutions of the 168th Annual General Meeting of Shareholders and the Board of Directors to be adopted thereafter.

(5)	Amount of common stock and capital surplus to be increased in case of issuance of new NEC stock upon exercise of Stock Acquisition Rights

(i)	The amount of the common stock to be increased in case of issuance of new NEC stock upon exercise of Stock Acquisition Rights shall be calculated by the following formula, with fractional amounts of less than one yen resulting from the calculation being rounded up to one yen.

Amount to be increased =

Exercise Price x Number of the Stock Acquisition Rights to be exercised x 1,000
+ Fair Value of each Stock Acquisition Right x Number of the Stock Acquisition Rights to be exercised
2

In the formulae above and below, “Fair Value of each Stock Acquisition Right” means the fair value of the Stock Acquisition Right to be calculated by “Black-Scholes Option Pricing Model”, which is a standard model to calculate a fair value of an option, by use of such factors as the risk-free interest rate, and NEC stock price as of the date of allotment of the Stock Acquisition Rights.

(ii)	The amount of capital surplus to be increased in the case of (i) above shall be calculated by the formula shown below.

Amount of capital surplus to be increased =

Exercise Price x Number of the Stock Acquisition Rights to be exercised x 1,000

+ Fair Value of each Stock Acquisition Right x Number of the Stock Acquisition Rights to be exercised

- Amount of common stock to be increased as calculated in (i) above

(6)	Limitation on transfer of the Stock Acquisition Rights

Any acquisition of the Stock Acquisition Rights by assignment shall be approved by the Board of Directors of NEC.

4.	Number of the Stock Acquisition Rights to be issued

No more than 350

5.	Necessity of any cash payment in exchange for the Stock Acquisition Rights

No cash payment will be required in exchange for the Stock Acquisition Rights.

6.	Date of allotment of the Stock Acquisition Rights

July 10, 2006

7.	Terms of the remuneration of the Directors of NEC in respect of the Stock Acquisition Rights to be allotted to the Directors

Amount of the Stock Acquisition Rights to be allotted to the Directors of NEC shall be the amount obtained by multiplying the Fair Value of each Stock Acquisition Right calculated as of the date of allotment by total number of the Stock Acquisition Rights (no more than 88) to be allotted to the Directors of NEC (no more than 15) holding office as of the date of allotment of the Stock Acquisition Rights.

*****

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.